Ernexa Therapeutics Inc.

1035 Cambridge Street, Suite 18A

Cambridge, MA 02141

October 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Ernexa Therapeutics Inc.
Draft Registration Statement
CIK: 0000748592

Ladies and Gentlemen:

In connection with the submission of the draft registration statement of Ernexa Therapeutics Inc. (the “Company”) under the Securities Act of 1933, as amended, for nonpublic review, relating to a proposed public offering of the Company’s securities, the Company hereby confirms that it will file its registration statement and all nonpublic draft submissions such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

Thank you for your assistance in reviewing our filing.

Very truly yours,

Sanjeev Luther

Chief Executive Officer